EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(Dollars in thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Net Income	$1,739	$1,438	$4,163	$4,104
Weighted average common shares outstanding for computation of basic EPS	12,608,619	12,880,591	12,648,701	12,917,331
Dilutive common-equivalent shares	2,129	500	4,441	3,673
Weighted average common shares for computation of diluted EPS	12,610,748	12,881,091	12,653,142	12,921,004

Earnings per common share:
Basic	$0.14	$0.11	$0.33	$0.32
Diluted	$0.14	$0.11	$0.33	$0.32